Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 44,920,543

The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2019 prospectus.

Investment Growth

Time Period: 5/25/2004 to 3/31/2020



- ■ The Merger Fund VL
- ▪ Wilshire Event Driven
- ▪ Barclays Agg Bond
- ▫ Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 3/31/2020

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	-2.72%	-2.63%	-2.63%	1.23%	4.03%	2.60%	2.62%	4.58%
Wilshire Event Driven	-5.65%	-6.00%	-6.00%	-2.70%	0.66%	0.25%	1.12%	2.45%
Barc Agg Bond	-0.59%	3.15%	3.15%	8.93%	4.82%	3.36%	3.88%	4.44%
Benchmark: US 3-mo T-Bill	0.29%	0.57%	0.57%	2.25%	1.83%	1.19%	0.64%	1.41%
US Insurance Market Neutral	-8.58%	-10.97%	-10.97%	-7.94%	0.59%	0.44%	—	—

Trailing Returns (as of quarter-end)

As of Date: 3/31/2020

	MERVX
QTD	-2.63%
1 Year	1.23%
3 Years	4.03%
5 Years	2.60%
10 Years	2.62%
Since Inception	4.58%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 3/31/2020



- ◆ The Merger Fund VL
- ▽ Wilshire Event Driven
- ▷ Barclays Agg Bond
- ▫ US Insurance Market Neutral



The Merger Fund VL

Portfolio

Avg. position size:	0.92%
Number of long positions:	115
Number of short positions:	19
Percent invested:	100%

TOP 10 Holdings 41.84%

1. Allergan PLC
2. Altaba Inc.
3. Tiffany & Co.
4. Osram Licht AG
5. QIAGEN N.V.
6. Cypress Semiconductor Corporation
7. Wright Medical Group N.V.
8. Sprint Corporation
9. WABCO Holdings Inc.
10. Tech Data Corporation

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any secur ty.

3-Year Risk Metrics

Time Per od: 4/1/2017 to 3/31/2020

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	**3.18%**	**3.86%**	**3.20%**
Sharpe Ratio	**0.72**	**-0.27**	**0.96**
Sortino Ratio	**1.02**	**-0.29**	**2.01**
Beta (vs S&P 500)	**0.10**	**0.20**	**-0.03**
Correlation (vs S&P 500)	**21.22**	**61.65**	**2.13**
Beta (vs Barclays Agg)	**-0.03**	**0.09**	**1.00**
Correlation (vs Barclays Agg)	**0.12**	**0.51**	**100.00**

Deal Terms

Cash
65.15%
Stock with Fixed Exchange Ratio
16.32%
Stock and Stub
9.12%
Cash & Stock
8.93%
Undetermined
0.48%
0.00%
20.00%
40.00%
60.00%
80.00%

Regional Exposure

United States
74.31%
Europe ex-U.K.
17.15%
Japan
3.99%
Canada
2.84%
North America Offshore
0.69%
United Kingdom
0.67%
New Zealand
0.26%
Asia ex-Japan
0.09%
0.00%
20.00%
40.00%
60.00%
80.00%

Sector Exposure

Health Care
19.52%
Consumer Disc.
18.90%
Information Tech.
16.57%
Industrials
14.54%
Financials
12.08%
Communication Services
7.98%
Materials
4.25%
Real Estate
3.02%
Energy
1.70%
Utilities
1.43%
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your finanical advisor or the offering insurance company for a contract prosepctus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, wh ch is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire L qu d Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire L quid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transact ons such as mergers, restructuring, distressed, buy backs, or other capital structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviat on is the degree by wh ch returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; Sharpe Rat o measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Rat o is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or secur ty's movements that can be explained by movements in a benchmark index; a fund with a low R-squared (70 or less) doesn't act much like the index.

Westchester Capital FUNDS

The Merger Fund VL

Q1 STATISTICAL SUMMARY

As of March 31, 2020:

QTD 2020: -2.63%

YTD 2020: -2.63%

Total Fund Assets: $44.9 million

Total Firm Assets: $ 3.7 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



74.31%
17.15%
3.99%
2.84%
0.69%
0.67%
0.26%
0.09%
United States
Europe ex-U.K.
Japan
Canada
North America Offshore
United Kingdom
New Zealand
Asia ex-Japan

SECTOR EXPOSURE



19.52%
18.90%
16.57%
14.54%
12.08%
7.98%
4.25%
3.02%
1.70%
1.43%
Health Care
Consumer Disc.
Information Tech.
Industrials
Financials
Communication Services
Materials
Real Estate
Energy
Utilities

DEAL TERMS



65.15%
16.32%
9.12%
8.93%
0.48%
Cash
Stock with Fixed Exchange Ratio
Stock and Stub
Cash & Stock
Undetermined

FUND FACTS	
Portfolio Characteristics	
Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.67%
Portfolio Turnover Rate:[1]	154%

PORTFOLIO	
Equity Investments	
Number of Long Positions:	115
Number of Short Positions:	19
Average Position Size:	0.92%
Quarter-end % Invested:	100%
Short Positions as a % of Net Assets:	18%

Ten Largest Positions as a Percent of Net Assets	41.84%
Allergan PLC	
Altaba Inc.	
Tiffany & Co.	
Osram Licht AG	
QIAGEN N.V.	
Cypress Semiconductor Corporation	
Wright Medical Group N.V.	
Sprint Corporation	
WABCO Holdings Inc.	
Tech Data Corporation	

Type of Buyer	
Strategic	93.01%
Financial	6.99%

By Deal Type	
Friendly	100.00%
Hostile	0.00%

Average Annualized Total Returns as of 3/31/2020

	YTD	1-year	5-year	10-year
The Merger Fund VL	-2.63%	1.23%	2.60%	2.62%
ICE BofAML US Treasury Bill 3 Mon TR USD	0.57%	2.25%	1.19%	0.64%
Wilshire Liq Alt Event Driven TR USD	-6.00%	-2.70%	0.25%	1.12%
US Insurance Market Neutral	-10.97%	-7.94%	0.44%	-

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/18.

[2]The adviser has contractually agreed to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (not including brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses) associated with operating the Fund to the extent necessary to limit the annualized expenses of the Fund to 1.40% of the Fund's average daily net assets. This expense limitation agreement will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees.

Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
Macro Portfolio Hedge	0.21%	Caesars Entertainment	-0.43%
The Stars Group Inc./Flutter Entertainment	0.12%	Tallgrass Energy LP/Blackstone Group Inc.	-0.40%
QIAGEN N.V.	0.11%	Raytheon Co./United Technologies Corp.	-0.40%
Tech Data Corporation	0.11%	Metlifecare Ltd.	-0.20%
Cypress Semiconductor Corp.	0.06%	Taubman Centers Inc.	-0.20%
Mellanox Technologies Ltd.	0.06%	DuPont de Nemours/Int'l Flavors & Fragrances	-0.18%

PERFORMANCE SUMMARY

Cumulative Change in Value of a $2,000 Investment Since Inception



Legend: — The Merger Fund VL   ··· ICE BofA US 3M Trsy Bill TR USD   — Wilshire Liq Alt Event Driven

This chart illustrates the performance of a hypothetical $2,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger arbitrage and event driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The ICE BofAML US 3M Treasury Bill TR Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. **The US Insurance Market Neutral** is the Morningstar category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance.